SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series I Notes issued on May 15, 2019, for the exchange settlement.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on November 12, 2020, the payment of interest on Series I Notes issued on May 15, 2019, will begin for those holders of Series I Notes who have effectively entered the Exchange for Series VIII Notes or Series IX Notes.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 12, 2020
Period comprised by the payment:	August 15, 2020 / November 12, 2020
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar).
Nominal Value that entered to the Exchange:	USD 178,458,188.00
Annual Nominal Interest:	10.00%
Interest to be paid (on the nominal value that entered to the exchange):	2.4383561655%
Amount of interest being paid:	USD 4,351,446.23

Interests will be paid through Caja de Valores S.A. to the investors registered whose Notes entered into the Exchange, whose maturity operated on November 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 12, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets